UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  November 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Acquisition dated 7 November 2006





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 07, 2006                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 07, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                               7th November 2006

                                  BARCLAYS PLC

              Barclays to acquire INDEXCHANGE from HypoVereinsbank

Barclays Bank PLC ("Barclays") announces that it has entered into an agreement with Bayerische Hypo-und Vereinsbank AG ("HVB") to acquire INDEXCHANGE Investment AG ("INDEXCHANGE") for a consideration of approximately EUR240 million.

The transaction is expected to close within 3 months, after receipt of appropriate regulatory approvals. Barclays will finance the transaction out of existing cash resources.

INDEXCHANGE is Germany's leading provider of exchange traded funds ("ETF") with assets under management of EUR15.2 billion as at 2nd November 2006. INDEXCHANGE will be combined with iShares, Barclays Global Investors' ("BGI") ETF business to create the leading provider of ETFs in Europe.

Bob Diamond, President of Barclays said: "The combined business will create a powerful force to accelerate the development of ETFs in Europe. It is our intention to continue to expand BGI's franchise across Europe and Asia and this is an important step in the evolution of our strategy."

Lee Kranefuss, Chief Executive Officer of iShares, said: "INDEXCHANGE has built a first-class ETF business and team. We are delighted to add the INDEXCHANGE employees, products and brand to our iShares business and look forward to working closely with HVB to distribute our enhanced product suite through its strong network."

Ronald Seilheimer, member of the Board of HVB responsible for Markets & Investment Banking, said: "Barclays is a great partner for INDEXCHANGE. INDEXCHANGE has developed into a strong ETF business since its formation in 2000. With its new owner Barclays, INDEXCHANGE enters a new era and will strongly benefit from Barclays global ETF expertise. The disposal of INDEXCHANGE represents a logical step in HVB's strategic focus on domestic corporate and retail banking and investment banking."

HVB will continue to provide a number of services to INDEXCHANGE including market making and custody.

                                    - ENDS -

For further information please contact:

Barclays

Investor Relations                  Media Relations
James Johnson/Neil Temple-Gough     Alistair Smith/Robin Tozer
+44 (0) 20 7116 2927/2928           +44 (0) 20 7116 6132/6586

                                    At Barclays Global Investors:
                                    Esther Nass-Fetzmann
                                    +44 (0) 20 7668 7170

Bayerische Hypo-und Vereinsbank

Media Relations
Claudia Bresgen / Hartmut Pfeifer
+49 89 378 25554 / 44959


About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays has six major businesses: UK Banking, Barclaycard, Barclays Capital, Barclays Global Investors, Barclays Wealth, and International Retail and Commercial Banking.

www.barclays.com


About HVB

HypoVereinsbank is a member of the new UniCredit Group, which occupies the leading position in the economic area comprising Italy, Germany, Austria, and central and eastern Europe with more than 140,000 employees, 7,000 branches and over 28 million customers.

In Germany, HVB is the second-largest private-sector bank with more than 26,000 employees, 680 branches and over 4 million customers. The core competences include private and corporate customers, real-estate finance, investment banking as well as asset management


Disclaimer

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.